Mail Stop 3561

May 23, 2007

<u>Via U.S. Mail</u>

James P. Dolan
Chairman, President and Chief Executive Officer
Dolan Media Company
706 Second Avenue South, Suite 1200
Minneapolis, MN 55402

Re: Dolan Media Company
         Registration Statement on Form S-1
         Filed April 26, 2007
         File No. 333-142372

Dear Mr. Dolan,

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Prior to printing and distribution of the preliminary prospectus, please supplementally provide us with mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Registration Statement Cover Page

2. Please revise your fee table to indicate separately the shares that are offered by the selling shareholders.

Table of Contents

3. Please either remove the language in the second paragraph of this section indicating that you take no further responsibility for the data provided by third parties or revise it to state that you believe the information is accurate.

Prospectus Summary, page 1
Our Company, page 1

4. Please revise the summary so that it explains why you have lost money for the last three years.

5. Please remove marketing language from the prospectus or revise to provide in greater detail the basis for your statements. For example:

    *   On page one you state that you employ a "comprehensive digital strategy."
    *   Also on page one you state that your Professional Services Division provides "value-added" and "high-quality" services.
    *   At the top of page 2 you state that you have built a portfolio of complementary business through which "the specialized focus and demonstrated industry expertise" offered by your service offerings have allowed you to "establish credibility and create strong customer relationships."
    *   In the middle of page 2 you state that you provide "must-have" information to your customers.
    *   Also on page 2 you state that you have become "a trusted partner" with your customers and that your customers "derive superior value."

    Please revise as appropriate throughout the prospectus.

6. Please revise on page 2 to disclose your loss from continuing operations with parentheses. Also revise to include your net loss for the periods included as well.

Our Strengths, page 2

7. Your summary should be balanced. Please revise to balance the disclosure regarding your strengths on page 2 and your strategy on page 3 with a brief discussion of the principal challenges and/or risks associated with your business. For example, while your disclosure in this section discusses that your balanced

business model provides diversification, we note your disclosure on page 14 and you should also briefly discuss that you currently have only 2 customers for your mortgage default processing services, which constituted 75.6% of your professional services division's revenues. Also, we note potential conflicts may arise with these entities from your disclosure on page 14. Furthermore, your last sentence that begins on page 3 states that your centralization initiative and other infrastructure investments will allow you to increase your operating profit margins in the future. However, on page 19 you state that you expect your operating expenses to increase in the future as you expand your operations. Please revise to clarify.

Proprietary, Mission Critical and Customizable, page 2

8. Please discuss, here and in Business, whether circulation is stable, increasing, or decreasing for your periodicals. Consider including a table in Business showing the circulation numbers over a two or three year period for the journals you publish.

Corporate Information, page 6

9. We note from your disclosure on page 6 that you will effect in 2007 a common stock split in anticipation of the offering. In this regard, please revise your historical earnings per share computations in your consolidated financial statements and throughout your registration statement for all periods presented to give retroactive effect to the common stock split that you intend to effect immediately prior to the closing of this offering as discussed on page 6 of the registration statement. Refer to the requirements of paragraph 54 of SFAS No. 128 and SAB Topic 4:C.

10. We note from your disclosure on pages 6, 80, 92, 97 and 102 that on the date of this prospectus you intend to grant stock options and restricted shares of common stock to executive officers, employees and non-employee directors. For these and any other options or restricted shares issued subsequent to December 31, 2006, please tell us and revise MD&A to disclose the amount of compensation expense that you have recognized or plan to recognize in connection with the options and restricted stock grants. Your response and your revised disclosure should also explain how the amount of expense to be recognized was calculated or determined. If no expense will be recognized, please explain why. Additionally, please revise to include the disclosures outlined in paragraphs 179 and 182 of the AICPA's Audit and Accounting Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" with respect to your option and restricted share grants and their related valuation in MD&A and the notes to the financial statements as applicable.

Summary Historical and Unaudited Pro Forma Consolidated Financial Data, page 8

11. Reference is made to footnote 5 on pages 10 and 31. We note from your disclosure that you eliminate the effects of non-cash compensation expense, minority interest in net income of subsidiary and cash distributions to minority interest from your non-GAAP measure, Adjusted EBITDA. As these items appear to be recurring, they meet the criteria in Item 10(e)(1)(ii)(B) of Regulation S-K and consequently should not be adjusted for in the computation of this non-GAAP measure. In this regard, please remove your disclosure of Adjusted EBITDA from the summary consolidated financial data, selected financial data, MD&A and anywhere else this non-GAAP measure is presented in your filing.

Risk Factors, page 12
General

12. We note your disclosure on page 33 that under the terms of APC's amended and restated operating agreement, Trott & Trott and Feiwell & Hannoy have the right, for a period of six months following the second anniversary of this offering, to require APC to repurchase all or any portion of interest held by them. Please provide a risk factor to describe the risks associated with this agreement or tell us why one is not necessary.

We depend on the economies and the demographics of our targeted sectors in the local and regional markets that we serve, page 12

13. Please revise to discuss whether you are concentrated in any particular market in which you do business.

A change in the laws governing public notice requirements may reduce or eliminate the amount of public notices, page 12

14. Please disclose whether there have been proposals related to limiting public notices in the markets in which you do business. If so, please discuss the potential risks related to those proposals.

Selected Consolidated Historical and Unaudited Pro Forma Financial Data, page 28

15. Revise to disclose the predecessor's basic and diluted net income (loss) from continuing operations for each period presented. Please note that we do not believe the significant change in capital structure at the closing of the predecessor's July 31, 2003 restructuring provides a basis for omitting this information. Refer to the requirements outlined in Instruction 2 to Item 301 of Regulation S-K. Also, revise

the footnotes to explain the nature and terms of the restructuring that occurred on July 31, 2003 and which resulted in the change in basis.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Share-Based Compensation Expense, page 38

16. We note from your disclosure that you intend to issue restricted shares of common stock on the date of this prospectus that will vest over a four-year period based on the increase in the trading price of your common stock. You state that share-based compensation associated with these restricted shares of common stock is recognized only to the extent that you believe performance conditions attributable to such awards will ultimately be satisfied. Your accounting treatment does not appear to adhere to the guidance in paragraph 19, 48, A50 and A60 of SFAS No. 123(R). Since these restricted shares of common stock will vest based on the increase in the trading price of your common stock, it appears that these awards contain a market condition (as defined in SFAS No. 123(R)) that affects vesting. The effect of a market condition should be reflected in the grant-date fair value of the award and compensation cost should be recognized for an award with a market condition over the requisite service period (as defined in SFAS No. 123(R)), provided that the requisite service is rendered, regardless of when, if ever, the market condition is satisfied. Please revise your accounting policy accordingly or tell us why you believe your accounting is in accordance with SFAS No. 123(R). Also please revise MD&A to disclose the amount of compensation expense that you have recognized or plan to recognize in connection with these awards. Your response and your revised disclosure should also explain how the amount of expense to be recognized was calculated or determined. If no expense will be recognized, please explain why.

Management, page 71

17. Please revise to disclose Mr. Rossi's business experience during the past five years. We note the period from August 2003 through March 2004 is not currently disclosed. Please refer to Item 401(e) of Regulation S-K.

Grant of Plan-Based Awards in 2006, page 87

18. Please reconcile the $1,857,000 of compensation expense associated with the stock options granted to Mark E. Baumbach during 2006 as disclosed in the table on page 87 with the $52,000 of share based compensation expense recognized during 2006 as disclosed in Note 1 on page F-11 and the unrecognized expense of $118,000 disclosed in Note 13 on page F-27 which will be recognized over a weighted average period of 2.78 years.

Principal and Selling Stockholders, page 107

19. Please revise here to indicate whether any selling stockholders are affiliates of broker-dealers. If so, please revise to state that the selling stockholder purchased in the ordinary course of business and at the time of the purchase of the securities to be sold, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to make those statements for each affiliated selling stockholder, then please state that the selling stockholder is an underwriter.

20. Please clearly identify by footnote the individual or individuals who have voting and dispositive power with respect to the shares being offered for resale by BF Media Investors L.P. and DMIC LLC. Please refer to Interp. 4S of the Regulation S-K portion of the March 1999 Supplement to the CF Manual of Telephone Interpretations.

Underwriting, page 118

21. Please expand this section to disclose that the selling shareholders may be deemed to be underwriters.

Dolan Media Company (Historical)
Consolidated Balance Sheet, page F-3

22. We note from the disclosures provided in your Capitalization table on page 25 and elsewhere in the registration statement that your capitalization and outstanding common shares will change significantly in connection with the planned offering due to the conversion of your shares of outstanding Series C preferred stock into shares of Series A preferred stock, Series B preferred stock and common stock; the redemption of the Series A and Series B preferred stock; and the issuance of restricted shares of common stock on the date of your prospectus. Given these significant changes in capitalization and outstanding shares, please revise to include a pro forma balance sheet alongside your historical balance sheet giving effect to these changes in capitalization that will occur in connection with the offering (excluding the effects of the offering proceeds). Also, revise to disclose pro forma earnings per share for the latest fiscal year and any subsequent interim period presented giving effect to these changes in capitalization on the face of your statement of operations and provide adequate footnote disclosure, which clearly explain the methods and assumptions involved along with disclosures as outlined in paragraph 40 and 41 of SFAS No. 128. Please note that in preparing pro forma earnings per share, you should give effect in the weighted average shares used to compute pro forma EPS of the number of shares to be issued in the offering at the expected offering price whose proceeds will be required to redeem the Series A and Series B preferred stock in accordance with SAB Topic 1:B:3. Your Summary

Consolidated Financial Data on page 8 and your Selected Consolidated Financial Data on page 28 should also be revised to include disclosure of your pro forma earnings per share for the latest fiscal year and subsequent interim period presented.

Note 2 – Acquisitions
2004 Acquisitions, page F-12

23. We note from your disclosure on page F-12 and F-14 that goodwill associated with the Lawyers Weekly Inc, Counsel Press LLC and Arizona New Services acquisitions comprises the majority of the total purchase price allocation. Considering the overall significance of goodwill recognized in your financial statements, please disclose and explain in detail for each acquisition in Note 2 the factors that contributed to a purchase price that significantly exceeded the fair value of the assets and liabilities acquired in each acquisition, which resulted in significant amounts of goodwill. Refer to paragraph 35 through 46, 51(b) and appendix A of SFAS No. 141 for guidance. We may have additional comments after receipt of your response.

American Processing Company, page F-14

24. Please tell us and revise Note 2 to explain how you determined the value assigned to the 25,000 shares of Dolan Media Company common stock that were issued in connection with the acquisition of an 81% interest in APC which were valued at $5 per share. Refer to the disclosure requirements outlined in paragraph 51d of SFAS No.141. Also, please tell us and explain in Note 2 how you calculated or determined the fair value of the services agreement entered into with Trott & Trott in connection with the acquisition transaction. In addition, please explain whether any portion of the purchase price was allocated to the put right held by the minority investor in APC which gives them the right to require APB to purchase all or any portion of its membership interest for a purchase price equal to 6.25 times the trailing twelve month EBITDA of APC. If not, please explain why. Also, revise Note 2 to disclose the primary reasons for this acquisition, including the factors that contributed to a purchase price that resulted in recognition of goodwill. Refer to the disclosure requirements outlined in paragraph 51b of SFAS No.141.

Robert A. Tremain, page F-15

25. Please explain why $3.3 million of the purchase price for the acquisition of the mortgage default processing services of Robert A. Tremain & Associates was allocated to the APC long-term services contract. It is unclear to us why an amount would be assigned to this agreement in connection with this acquisition, since it appears the services agreement resulted from the acquisition of an 81% interest in APC. Please advise or revise as appropriate.

Note 3 – Investments, page F-16

26. We note from your disclosure that you paid $1 million holdback and $504,000 additional purchase price in 2006 and allocated these amounts to customer list intangible. Also we note from your disclosure on page F-17 that you amortized approximately $1.5 million in your statement of operations. Please tell us if the approximately $1.5 million amortized and disclosed on page F-17 is for the abovementioned customer list intangible consisting of the $1 million holdback and $504,000 additional purchase price in 2006. Also, please explain why the full amount of this intangible was recognized in 2006 when the disclosure in the second paragraph on page F-16 describes that the intangible is being amortized through 2015 or over a period of approximately 8 years.

27. We note the disclosure included in Note 3 which indicates that the Company recorded a $600,000 earn-out accrual because the actual DLNP performance target was achieved and that this amount was recorded as an increased in the DLNP investment. We also note that the Company may be obligated to pay additional consideration of up to $600,000 if DLNP exceeds certain performance targets in 2007, which would be accounted for as additional purchase price. Please tell us and revise Note 3 to explain in further detail the nature and terms of the performance targets that were or must be achieved for the 2006 and 2007 earn-out payments to be required. As part of your response, you should also explain why you believe it is appropriate to reflect these earn-out payments as additional purchase price for your investment.

28. Please revise to eliminate the heading "unaudited" from the DLNP summarized financial data presented in Note 3 for 2005.

Note 5 – Goodwill and Finite-Life Intangible Assets, page F-18

29. We note from the disclosure in the last paragraph on page F-18 that goodwill associated with the Counsel Press acquisition was increased by $380,000 during 2006 for an earn-out amount. Please tell us and explain in the notes to your financial statements the nature and terms of the arrangement under which this earn-out amount became payable. As part of your response, you should also explain why you believe it is appropriate to reflect the payment of the earn-out as part of the purchase price for the Counsel Press acquisition.

Sunday Welcome Inc., page F-19

30. We note the disclosure indicating that on October 10, 2006, the Company terminated a revenue sharing agreement with Sunday Welcome for $3.0 million. Please explain why you believe it is appropriate to capitalize and amortize the $2.8

million paid in connection with the termination of the revenue sharing arrangement over a period of seven years. As it appears this payment was made to terminate an existing arrangement, we believe it should be expensed as incurred since it does not appear to provide future benefit. If you continue to believe that your current treatment is appropriate, explain in detail your basis for this conclusion.

Note 7 – Common and Preferred Stock, page F-21

31. We note from your disclosure that you account for the common stock conversion option in the Series C stock as a derivative. We also note from your disclose that the common stock conversion option is only part of the total conversion option for the Series C stock, which also entitles the holder to convert the Series C stock into an equal number of $1,000 redemption value Series B cumulative redeemable shares and 188,973 shares of Series A stock at December 31, 2006. In this regard, please revise your financial statements to provide complete and clear disclosure of the accounting treatment related to the conversion feature, which entitles the holder to convert the Series C stock into an equal number of $1,000 redemption value Series B cumulative redeemable shares and 188,973 shares of Series A stock (the "additional conversion feature") for all periods presented. Your response should include, but not be limited to, an explanation of whether the "additional conversion feature" qualified for the paragraph 9 scope exception of SFAS No. 133 and if so, explain how you applied EITF No. 98-5 and 00-27. Also please tell us and disclose the date the Series A and C stock was issued and the nature of the consideration received in connection with their issuance.

32. We note from the disclosure in Note 7 that the Series C preferred stock is entitled to convert into an equal number of $1,000 redemption value Series B cumulative redeemable shares, 188,973 shares of Series A Preferred stock and 586,673 shares of common stock. Given that the Series C stock is convertible into common shares, please explain why none of the value assigned to these shares has been reflected as "mezzanine equity" in your financial statements pursuant to the guidance in paragraph A9 of SFAS No.150.

33. We note from the disclosure in Note 7 that the Company accounts for the increase or decrease in the fair value of the common stock conversion option in the series C stock as a derivative, with the increase or decrease in the fair value of the conversion option recorded as either an increase or decrease in interest expense at each reporting period. We also note that during 2004, 2005 and 2006, the Company recognized $1.0 million, $8.1 million and $20.2 million, respectively, as interest expense for the change in the fair value of the conversion option. In this regard, please explain in further detail how the Company calculated or determined the fair value of the common stock conversion feature during each period presented. As part of your response, you should explain in detail the methods and significant assumptions that were used to calculate the fair value of the conversion

option at the end of each period. Although, your current disclosures provide an overview of the methods used, they do not adequately explain the significant assumptions, the basis for the assumptions or probability weightings assigned to the various methods used or explain how these methods were ultimately translated into the overall values assigned to the conversion options at the end of each period. As part of your response you should also supplementally provide us with a copy of the independent third party valuations that were used in estimating the fair value of the conversion option. We may have further comment upon review of your response and the related valuation reports.

Note 13 – Share-Based Compensation, page F-26

34. Please tell us in further detail how you calculated or determined the weighted average exercise price and grant date fair values of the stock options granted during 2006. As part of your response and your revised disclosure, please indicate whether the fair value was determined by a contemporaneous or retrospective valuation and indicate whether the valuation was prepared by a related party or an independent valuation specialist.

In addition, if the valuation of the options issued was based on a retrospective valuation or a valuation prepared by a related party, please revise MD&A to include a discussion of the following:

- A discussion of the significant factors, assumptions and methodologies used in determining fair value;

- A discussion of each significant factor contributing to the difference between the fair value of the option grants and the estimated public offering price, or if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the public offering, the fair value as determined by that valuation

- The valuation alternative used by management and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Refer to the guidance outlined in paragraphs 179 and 182 of the AICPA Guide "Valuation of Privately-Held-Company Equity Securities Issued as Compensation."

Dolan Media Company (Pro Forma)
Unaudited Pro Forma Financial Information Basis of Presentation, page F-30

35. Please revise your introductory paragraph to the pro forma financial information to include a paragraph, which briefly sets forth a description of and the entities

involved with the transaction related to the "Offering Adjustments" on page F-32. In addition, please provide a full explanation of what the "Pro Forma As Adjusted" presentation reflects. See Rule 11-02 (b)(2) of Regulation S-X for guidance.

36. Also please update your unaudited pro forma financial information to include all pro forma adjustments related to the offering adjustment column on page F-32 and F-33. Each pro forma adjustment should be referenced to notes which clearly explain the methods and assumptions involved.

Unaudited Pro Forma Consolidated Statement of Operations, page F-33

37. Please disclose pro forma basic and diluted earnings per share giving effect to the offering adjustments and related transactions on the face of the pro forma statement of operations and disclose in a related footnote the assumptions used in estimating the number of shares used in the pro forma earnings per share computations. Additionally, please provide the disclosures required by paragraph 40 of SFAS No. 128, as applicable.

Notes to Unaudited Pro Forma Financial Statements, page F-34

38. Reference is made to footnote (1). Please disclose the method and assumptions used in estimating the fair value of APC 4.5% membership interest. Also tell us the book value of the APC membership interest and explain the factors responsible for any significant difference from its fair value.

39. We note from the disclosure in footnote (2) to the pro forma balance sheet that $16,903 of the purchase price for the processing division of Feiwell and Hannoy was allocated to the long-term service contract. Please tell us and expand the disclosures in the notes to the pro forma financial statements to explain how you calculated or determined the fair value of this intangible asset. Your revised disclosure should explain the methods and assumptions used in determining the fair value of this asset.

40. Reference is made to footnote (4). Please disclose the method and assumptions (i.e., cost basis, estimated useful-lives, period, etc.) used in estimating the amortization and depreciation expense under the heading "amortization expense" and "depreciation expense / pro forma amount" separately for Feiwell & Hannoy and APC.

41. Reference is made to footnote (6). Please disclose in detail the method and assumptions used in estimating the minority interest benefit of $142 for Feiwell & Hannoy and the expense of $636 for APC. Additionally describe the nature of the Feiwell & Hannoy benefit and the APC expense. Your revised disclosure should clearly explain how each of these amounts was calculated.

42. Reference is made to footnote (7). Please disclose in detail the method and assumptions used in estimating the tax benefit pro forma adjustments separately for the Feiwell & Hannoy benefit of $185 and the APC benefit of $182.

Counsel Press, LLC and Subsidiary
Independent Auditors' Report, page F-43

43. Please include in the auditors report, the city and state where the report was issued. See Rule 2-02(a) of Regulation S-X for guidance.

The Detroit Legal News Publishing, LLC
Financial Statements, page F-56

44. As required by Rule 3-09 of Regulation S-X, please provide financial statements for the same periods audited financial statements are required by Rule 3-01 and 3-02 of Regulation S-X. Please note that separate audited financial statements for equity method investments are required for those periods where the income or the investment test in Rule 1-02(w) of Regulation S-X equal or exceed 20 percent. It appears that for 2005 you exceed 20% of at least one of the tests outlined in Rule 3-09 of Regulation S-X, which would require you to file audited financial statements for 2005. In this regard, please revise your filing to include financial statements for 2004 and audited financial statements for 2005. If you do not believe these financial statements are required, please explain your basis for your conclusion.

Item 15. Recent Sales of Unregistered Securities, page II-2

45. Please revise the notes to the company's financial statements to disclose the significant terms of the transactions in which the company issued the Series C preferred stock during 2004 and the restricted shares and options issued to certain employees of the company during 2004, 2005 and 2006. As part of your revised disclosures, please explain how the purchase prices for securities issued in these transactions were determined. We may have further comment upon review of your revised disclosures.

Exhibit 23.2
Consent of Independent Accountants

46. Please revise the auditors' consent to include the correct date of the auditor's report as reflected on page F-43.

Other

47. Please update the financial statements pursuant to Rule 3-12 of Regulation S-X.

48. Please provide currently dated consents of the independent accounting firms in any future amendments to your Form S-1 registration statement.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Adam R. Klein, Esq.
         Katten Muchin Rosenman LLP
         via facsimile: (312) 577-8739